FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                22 January 2003


                                    mmO2 plc


                               Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Resp. to Competition Commission sent to the London Stock Exchange on 21 January 2003



   RESPONSE TO THE COMPETITION COMMISSION'S RECOMMENDATIONS REGARDING MOBILE
                              TERMINATION CHARGES



Released: 22 January 2003


Oftel has today published the conclusions of the Competition Commission's inquiry into mobile network operators' (MNO) call termination charges, and has indicated that it intends to incorporate the Competition Commission's recommendations into MNOs' licence conditions.

The main recommendations of the Competition Commission inquiry are as follows:

- That all MNOs reduce their termination charges by 15% in real terms before 25 July 2003.

-    That in addition, for each of the following periods : 25 July 2003 to 31
     March 2004;            12 months ending 31 March 2005;  and 12 months
                            ending 31 March 2006,

     -    O2 UK and Vodafone reduce their average termination charge by (RPI -
          15%);

     -    Orange and T-Mobile reduce their average termination charge by (RPI -
          14%)

These charges will apply to all calls terminated on mmO2's UK network, from both fixed lines and other mobile networks.

Actions to mitigate the financial impact

O2 UK will implement a range of actions aiming to recover lost revenue, and protect operating margins and cash flow yield. Among these actions, O2 UK will:

- Defer previously planned reductions in the outgoing charge elements of certain tariffs;

- Further intensify the pursuit of operational efficiencies, and accelerate the cost savings programmes, including handset subsidy reductions, currently being implemented across its business;

- Delay the planned launch of commercial 3G services until the second half of 2004;

These operational actions will recover sufficient service revenue and EBITDA to enable O2 UK to deliver its stated aims of 10% service revenue growth, and a 30% EBITDA margin, in the financial year ending 31 March 2004. In the three years to 31 March 2006, the actions implemented will aim to maintain O2 UK's free cash flow yield at currently planned levels.

Peter Erskine, Chief Executive of mmO2, commented:

"We are disappointed by the outcome of the Competition Commission inquiry. We believe that the UK mobile market is highly competitive, offering mobile
customers choice and value for money.   Mobile phones are now affordable for 80%
of UK households, and mobile call prices have come down by an average of 16% annually over the past four years.

"Although drawing back from imposing a very severe initial price cut, the Competition Commission has clearly delivered an outcome which has adverse financial consequences for mmO2. However we are determined to take the necessary action to recover the lost revenue, and protect our operating margins and cash flow. As part of this we will review all of O2 UK's investment programmes, and in particular the scale and timing of our 3G roll-out. We remain focussed on delivering O2 UK's stated financial targets."

Background: Termination charges

Termination charges are levied on all calls received from both fixed lines and other mobile networks, and these are a component of O2 UK's service revenue. At the same time payments are made to other MNOs to terminate calls from O2 UK customers to those networks, and these payments are included in O2 UK's cost of sales. A reduction in the termination charge levied reduces revenue and, less any reduction in the termination charge paid to other MNOs, reduces EBITDA, pre-tax profit and cash flow.

The termination rate for 2002/03 charged by O2 UK, calculated under the regulatory formula, is expected to be a weighted average of 9.35 pence per minute. In the six months to 30 September 2002 O2 UK's total termination revenues were GBP299 million, representing 22% of total service revenues. During the same period termination payments made to other MNOs were GBP139 million, reflecting an average charge of 10.1 pence per minute. The higher termination rate incurred by O2 UK reflects the higher termination charges levied by the two operators not deemed to have Significant Market Power. mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 18.3 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 15.6% of total service revenues in the quarter ending 30 September 2002.

mmO2 Contacts:

Richard Poston
Director, Corporate Communications
mmO2 plc
richard.poston@o2.com
t: +44 (0)1753 628039

David Boyd
Head of Investor Relations
mmO2 plc
david.boyd@o2.com
t: +44 (0)1753 628230

David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 January 2003                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary